UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 1

VIDLER WATER RESOURCES, INC.

(Name of Subject Company)

VIDLER WATER RESOURCES, INC.

(Names of Persons Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

92660E107

(CUSIP Number of Class of Securities)

Maxim C.W. Webb

Executive Chairman, Chief Financial Officer

3480 GS Richards Blvd

Suite 101

Carson City, NV 89703

(775) 885-5000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Nolan S. Taylor

David F. Marx

Dorsey & Whitney LLP

111 South Main Street

Suite 2100

Salt Lake City, UT 84111-2176

(801) 933-7360

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 27, 2022 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Vidler Water Resources, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by Potable Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of D.R. Horton, Inc., a Delaware corporation (“D.R. Horton” or “Parent”), to acquire all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”) at a price per Share equal to $15.75, in cash, subject to any applicable withholding taxes and without interest. The terms of the tender offer are disclosed in the Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on April 27, 2022, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 27, 2022, and in the related Letter of Transmittal, which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Litigation Related to the Transactions

On April 28, 2022, in connection with the Transactions, a purported individual stockholder of the Company filed a complaint in the United States District Court for the Southern District of New York, captioned Stein v. Vidler Water Resources, Inc., et al, No. 1:22-cv-3468 (“Stein”), naming as defendants the Company and each member of the Company’s board of directors as of the date of the Merger Agreement. On May 2, 2022, one additional case was filed by a purported individual stockholder of the Company in the same court, captioned Casey v. Vidler Water Resources, et al, No. 1:22-cv-3528 (“Casey”). On May 2, 2022 and May 6, 2022, two additional cases were filed by purported individual stockholders of the Company in the United States District Court for the Eastern District of New York, captioned, respectively, Rabinovich v. Vidler Water Resources, Inc, et al, No. 1:22-cv-2509 (“Rabinovich”), and Koh v. Vidler Water Resources, Inc., et al, No. 1:22-cv-2631 (“Koh”). On May 12, 2022, three additional cases were filed by purported individual stockholders of the Company in the United States District Court for the District of Delaware, the United Stated District Court for the Eastern District of Pennsylvania, and the United States District Court for the Eastern District of New York, captioned, respectively, Wilhelm v. Vidler Water Resources, Inc., et al, No. 1:22-cv-00631 (“Wilhelm”), Waterman v. Vidler Water Resources, Inc., et al, No. 2:22-cv-01854 (“Waterman”), and Whitfield v. Vidler Water Resources, Inc., et al, No. 1:22-cv-02788 (“Whitfield”). On May 13, 2022, one additional case was filed by a purported individual stockholder of the Company in the United States District Court for the Southern District of New York, captioned Taylor v. Vidler Water Resources, Inc., at al, No. 1:22-cv-03909 (“Taylor”). The Stein, Casey, Rabinovich, Koh, Wilhelm, Waterman, Whitfield, Taylor, and any similar subsequently filed cases involving the Company, the Company’s board of directors or any committee thereof, and/or any of the Company’s directors or officers relating directly or indirectly to the Merger Agreement, the Transaction, or any related transaction, are referred to as the “Transaction Litigations.”

The Transaction Litigations filed to date generally allege that the Schedule 14D-9 filed by the Company with the SEC on April 27, 2022, in connection with the Transaction is materially incomplete and misleading because it allegedly fails to disclose purportedly material information, including relating to the sale process leading to the Transactions, the Company’s financial projections, and the analyses performed by Duff & Phelps Opinion Practice, Kroll LLC, in connection with the Transactions. The Transaction Litigations assert violations of Section 14(e), Section 14(d), and Section 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14d-9 promulgated thereunder. The Transaction Litigations seek, among other things: an injunction enjoining consummation of the Transaction, rescission of the Merger Agreement, dissemination of a revised Schedule 14D-9, damages, a declaration that the Company and the board of directors violated Sections 14(e), 14(d), and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder, costs of the action, including plaintiffs’ attorneys’ fees and experts’ fees and expenses, and any other relief the court may deem just and proper.

In addition, on May 2, 2022 and May 10, 2022, the Company received demand letters from purported individual stockholders of the Company alleging that the Schedule 14D-9 omits purportedly material information relating to the Transaction (the “Demand Letters”).

While the Company believes that the Transaction Litigations and Demand Letters are without merit and that the disclosures in the Schedule 14D-9 comply fully with applicable law, solely in order to avoid the expense and distraction of litigation, the Company has determined voluntarily to supplement the Schedule 14D-9 with the supplemental disclosures set forth below (the “Supplemental Disclosures”).

Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable law of the Supplemental Disclosures. To the contrary, the Company specifically denies all allegations that any of the Supplemental Disclosures, or any other additional disclosures, were or are required.

The Board continues to unanimously recommend that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer.

Supplemental Disclosures to Schedule 14D-9

These Supplemental Disclosures should be read in conjunction with the Schedule 14D-9, which should be read in its entirety. All page references in the information below are to pages in the Schedule 14D-9. Paragraph references used herein refer to the Schedule 14D-9 before any additions or deletions resulting from the Supplemental Disclosures. As noted in the Schedule 14D-9, Duff & Phelps’ fairness opinion was based upon market, economic and other conditions as they existed on, and could be evaluated as of, April 13, 2022. Duff & Phelps assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after April 13, 2022, and Duff & Phelps has not updated or revised its opinion subsequent to such date.

The section of the Schedule 14D-9 titled “Item 3. Past Contacts, Transaction, Negotiation and Agreements — Employment Agreements and Retention Arrangements Through and Following the Merger” is hereby supplemented by amending the paragraph on page 7 that begins “By their terms, the Company’s existing employment agreements” to insert the bold and italicized text:

By their terms, the Company’s existing employment agreements with its executive officers will continue in place with the Surviving Corporation after the effective date of the Merger. In addition, as described below, Parent has agreed to provide the Company’s executive officers, as continuing employees of Purchaser, with annual base salaries or wage levels, annual target bonus opportunities (excluding equity-based compensation), and employee benefits (excluding any retiree health, defined benefit retirement and deferred compensation benefits) that are, in the aggregate, no less favorable than those provided by the Company on the date of the Merger Agreement.

The section of the Schedule 14D-9 titled “Item 4. The Solicitation or Recommendation — Background of the Offer; Reasons for Recommendations of the Board—Background of the Offer” is hereby supplemented by amending the paragraph on page 12 that begins “On December 27, 2019” to insert the bold and italicized text:

On December 27, 2019, the Board met to discuss the outcome of BofA Securities’ discussion with Party A’s financial advisor, as directed by the Board at its December 23, 2019 meeting. The Board discussed Party A’s valuation of the Company’s Arizona assets, and the Board determined that Party A’s proposal was still unsatisfactory. The Board instructed BofA Securities to communicate to Party A’s financial advisor that the Company preferred an acquisition of the entire company over an acquisition of specific assets and to also communicate a counter proposal regarding the Company’s valuation. The Board then discussed the formation of a strategic transaction committee, comprised of three independent directors. The Board unanimously approved resolutions establishing the Strategic Transaction Committee (the “Strategic Transaction Committee”). The Strategic Transaction Committee was delegated authority from the Board to evaluate and negotiate the terms and conditions of any potential transaction and provide a recommendation to the Board with respect to any proposal or offer received by the Company. The Strategic Transaction Committee was established for efficiency and convenience and not to act as a special committee with full authority over the transaction.

The section of the Schedule 14D-9 titled “Item 4. The Solicitation or Recommendation — Background of the Offer; Reasons for Recommendations of the Board—Background of the Offer” is hereby supplemented by amending the paragraph on page 13 that begins “On November 20, 2020” to insert the bold and italicized text:

On November 20, 2020, a non-disclosure agreement with a standstill provision (which would fall away upon the Company’s public announcement of entering into a definitive agreement) was negotiated with the assistance of Clark Hill (“Clark Hill”), the non-disclosure agreement was executed by Party B and the Company, and Party B began its due diligence investigation of the Company.

The section of the Schedule 14D-9 titled “Item 4. The Solicitation or Recommendation — Background of the Offer; Reasons for Recommendations of the Board—Background of the Offer” is hereby supplemented by amending the paragraph on page 13 that begins “On August 25, 2021” to insert the bold and italicized text:

On August 25, 2021, the Company and Party A executed an updated non-disclosure agreement with a standstill provision (which would fall away upon the Company’s public announcement of entering into a definitive agreement).

The section of the Schedule 14D-9 titled “Item 4. The Solicitation or Recommendation — Background of the Offer; Reasons for Recommendations of the Board—Background of the Offer” is hereby supplemented by amending the paragraph on page 14 that begins “On November 4, 2021” to insert the bold and italicized text:

On November 4, 2021, a representative of BofA Securities discussed with the Board Chair the fact that the Company Management historically has managed and evaluated its business, and accordingly prepares its financial projections, on a project-by-project basis. The BofA Securities representative advised the Board Chair that the firm generally did not perform financial analyses of individual projects, and thus it would not be in a position to provide a fairness opinion with respect to an acquisition of the Company on the basis of financial projections prepared on a project-by-project basis. The BofA Securities representative suggested that the Board consider engaging another financial advisor with expertise in the valuation of individual projects for the purpose of rendering a fairness opinion. The Board determined to continue to retain BofA Securities as its financial advisor with respect to identifying potential buyers and negotiating a potential transaction and to retain a separate firm for the purpose of obtaining a fairness opinion if it became necessary to obtain a fairness opinion.

The section of the Schedule 14D-9 titled “Item 4. The Solicitation or Recommendation — Background of the Offer; Reasons for Recommendations of the Board—Background of the Offer” is hereby supplemented by amending the paragraph on page 14 that begins “From November 2021 through January 2022” to insert the bold and italicized text:

From November 2021 through January 2022, BofA Securities solicited 132 potential buyers. Of those potential buyers, 22 parties executed non-disclosure agreements (which were substantially similar in form and included typical standstill provisions that would fall away upon the public announcement of the Company’s entry into a definitive agreement) with the Company and received the Confidential Information Materials. Of the parties that received the Confidential Information Materials, 19 parties received the financial model prepared by management. Company Management then held introductory calls with nine potential buyers to discuss, among other things, the Company’s business plan, current assets, and future opportunities. Only two of the 132 potential buyers that were contacted—Party B and Parent—ultimately submitted indications of interest to BofA Securities.

The section of the Schedule 14D-9 titled “Item 4. The Solicitation or Recommendation — Background of the Offer; Reasons for Recommendations of the Board—Background of the Offer” is hereby supplemented by amending the paragraph on page 14 that begins “On December 16, 2021” to insert the bold and italicized text:

On December 16, 2021, Parent and the Company executed a non-disclosure agreement in substantially similar form as those executed between the Company and other parties described above, with a typical standstill provision that would fall away upon the public announcement of the Company’s entry into a definitive agreement.

The section of the Schedule 14D-9 titled “Item 4. The Solicitation or Recommendation — Certain Company Summary Financial Projections” is hereby supplemented by amending the paragraph on page 28 that begins “Although the Company has from time to time” to insert the bold and italicized text:

Although the Company has from time to time provided limited financial guidance to investors, which may have covered, among other items, liquidity and anticipated revenue, Company Management does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, or result of operations, earning or other results, or estimated intrinsic value due to among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. Company Management’s internal reviews and evaluations of the Company’s long-term prospects and plans have, in the past, typically been based on projections of net cash flows attributable to each of the Company’s ongoing projects. In connection with the evaluation of the proposed transaction with Parent and other strategic alternatives, the Company’s senior management prepared certain non-public, unaudited prospective financial information for fiscal years 2023 through 2047 (the “Management Projections”), which were provided to the Board in connection with its consideration of the Offer and Merger and to BofA Securities, the Company’s financial advisor. The Management Projections were also provided to Duff & Phelps and were relied up on by Duff & Phelps in connection with the rendering of its opinion to the Board and in performing the related financial analysis as described under “—Opinion of the Company’s Fairness Opinion Provider” and were the only financial projections with respect to the Company used by Duff & Phelps in performing such financial analysis. The Management Projections were also provided to Parent.

The section of the Schedule 14D-9 titled “Item 4. The Solicitation or Recommendation — Opinion of the Company’s Fairness Opinion Provider—Discounted Cash Flow Analysis” is hereby supplemented by amending the paragraphs on page 36 to (i) insert the bold and italicized text and (ii) remove the text which has been struck through:

The discount rates used by Duff & Phelps were based on discussions with Company Management regarding the risks of the projected cash flows for each project. The discount rate selections were impacted by factors such as the stage of development of the project, the term to projected cash flow realization, permitting risk, litigation risk and other factors. Short-term, more certain projected cash flows, such as the cash flows associated with 950 Ranch and the Arizona Water Credits were discounted at the lowest rates (i.e., 5.0% to 10.0%). Meanwhile, long-term, more risky projected cash flows were discounted at higher rates. For example, projected cash flows associated with the Clover Valley project, which is not projected to generate positive cash flow until 2032, were discounted at 30.0% to 35.0%, which is reflective of venture capital discount rates. The projected cash flows from each project were categorized within a risk spectrum based on discussions with Company Management and then discount rates were selected by Duff & Phelps to apply to the cash flows. ~~Duff & Phelps applied discount rates ranging from 5.0% to 35.0% to Company Management’s projected cash flows for the projects, depending on the risks associated with each project~~.

Duff & Phelps also performed DCF analyses for the Company’s overhead expenses and taxes, each on an aggregate basis. Projected annual overhead expenses were discounted at a range of 6.0% to 8.0%, reflecting the certainty and stability of those costs. The discount rate range for overhead expenses was based on long-term debt rates deemed appropriate by Duff & Phelps. An estimate of the after-tax present value of future management bonuses (i.e., $4.7 million to $7.9 million) was added to the present value of overhead expenses. The present value of future management bonuses was based on discussions with, and analysis prepared by, Company Management. ~~An estimate of the present value of future management bonuses were added to the present value of overhead expenses, based on discussions with Company Management.~~ Projected annual taxes were discounted using a weighted discount rate based on the projected annual taxable income from the projects and their associated discount rates.

Based on its assumptions, Duff & Phelps’ DCF analysis resulted in an estimated value range of $245.1 million to $306.7 million, before the inclusion of cash and equivalents. Duff & Phelps added cash and equivalents of $28.3 million as of December 31, 2021 (adjusted for share repurchases after December 31, 2021) to its DCF analysis, which resulted in an equity value conclusion range of $273.4 million to $335.0 million. Duff & Phelps divided the equity value conclusion range by the fully diluted shares outstanding of 18.445 million, including 18.3 million common shares and 145,314 restricted stock units, resulting in a per share value range of $14.82 to $18.16.

Item 8. Additional Information

Item 8 (“Additional Information—Legal Proceedings”) of the Schedule 14D-9 is hereby amended and supplemented by replacing the therein with the first three paragraphs set forth above under “Litigation Related to the Transactions.”

Item 8 (“Additional Information –Regulatory Approvals—United States Antitrust Compliance”) of the Schedule 14D-9 is hereby amended and supplemented by amending the paragraph on page 45 to (i) insert the bold and italicized text and (ii) remove the text which has been struck through:

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period (which may be extended as described below) that begins when Merger Sub files a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the end of the 15 calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. On April 26, 2022, Parent and Merger Sub filed a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. Company is also required to file a Notification and Report Form, which Company filed on April 26, 2022 in connection with Parent’s and Merger Sub’s filing. On May 11, 2022 at 11:59 pm, New York City Time, the waiting period required under the HSR Act with respect to the Offer and the Merger expired. ~~The required waiting period with respect to the Offer and the Merger will expire at 11:59 P.M., New York City Time on the last day of the waiting period, unless earlier terminated by the FTC and the Antitrust Division, or if Merger Sub withdraws its HSR filing under 16 C.F.R. §803.12, or if Merger Sub or Company receives a formal request for additional information or documentary material before that time (referred to as a “Second Request”). If either the FTC or the Antitrust Division issues a Second Request before the expiration or termination of this waiting period, the waiting period would be extended for an additional period of up to 10 calendar days following the date of Merger Sub’s or Company’s (as applicable) substantial compliance with the Second Request. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the~~ Now that the waiting period has expired, the FTC or Antitrust Division can prevent the transaction from closing, under the HSR Act, only by filing a complaint under the antitrust laws and obtaining a court order (unless Merger Sub and Company agree otherwise). ~~The FTC or the Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time~~.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 16, 2022	Vidler Water Resources, Inc.

	By:	/s/ Maxim C.W. Webb
	Name:	Maxim C.W. Webb
	Title:	Executive Chairman, Chief Financial Officer